EXHIBIT 11.1

CALCULATION OF WEIGHTED AVERAGE FOR THREE MONTHS ENDED MARCH 31, 2004

BEGINNING BALANCE			17,883,015
DATE	NO. OF SHARES ISSUED	CONTRIBUTION TO WEIGHTED AVERAGE	ENDING BALANCE
February 6, 2004	12,000	8,703	17,891,718
February 13, 2004	15,000	7,747	17,899,465
March 30, 2004	10,000	110	17,899,575
March 31, 2004	10,000	0	17,899,575

Loss for the period	$460,864
Weighted average shares	17,899,575
Net Loss per share	$(0.03)